Exhibit 99.1
Cenovus recommends rejection of mini-tender offer
CALGARY, Alberta (February 1, 2010) — Cenovus Energy Inc. (TSX, NYSE: CVE) has received a copy of an unsolicited mini-tender offer made by TRC Capital Corporation (TRC Capital), pursuant to which TRC Capital has offered to purchase up to 4,000,000, or approximately 0.53 percent, of the outstanding common shares of Cenovus. The offer price of C$23.55 per common share represents approximately a 4.8 percent discount to the C$24.75 closing price for Cenovus’s common shares on the Toronto Stock Exchange on January 27, 2010, the day before the offer was made.
Cenovus recommends that its shareholders reject this unsolicited offer. Cenovus wishes to inform its shareholders that it is not associated with TRC Capital, the offer or the offer documentation.
Securities regulators in the United States and Canada have recommended that shareholders exercise caution in connection with mini-tender offers and that they consult their investment advisors regarding these types of offers. The U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: www.sec.gov/investor/pubs/minitend.htm
Comments from the Canadian Securities Administrators on mini-tenders can be found under Staff Notice 61-301 at: http://www.osc.gov.on.ca/en/SecuritiesLaw_csa1999121061-301.jsp
For more information about Cenovus Energy, please go to www.cenovus.com.

CENOVUS CONTACTS:

Investors:	Media:
Paul Gagne	Rhona DelFrari
Vice-President, Investor Relations	Manager, Media Relations
403-766-4737	403-766-4740

Susan Grey
Manager, Investor Relations
403-766-4751